UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

WNS (HOLDINGS) LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Share Units with respect to Ordinary Shares, par value 10 pence per share,

granted pursuant to the Company’s SuperCharge Equity Incentive Program

(Title of Class of Securities)

G98196101 (Ordinary Shares)

(CUSIP Number of Class of Securities)

Gopi Krishnan

General Counsel

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Julia A. Thompson, Esq.

Christopher M. Bezeg, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, D.C. 20004

(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Amendment No. 1 to Schedule TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 8, 2024 (the “Schedule TO”), by WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands (the “Company”), relating to the offer by the Company to purchase (the “Offer”) outstanding eligible restricted share units, each representing one ordinary share, par value 10 pence per share, that were granted on August 1, 2022 pursuant to the Company’s “SuperCharge Program” and memorialized in an Award Agreement in the form filed as Exhibit (d)(2) to the Schedule TO, as amended by an amendment in the form filed as Exhibit (d)(3) to the Schedule TO, under the Company’s Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan, that are outstanding at the time of the commencement of the Offer and at the expiration time of the Offer and are held by employees of the Company or its subsidiaries as of the time of commencement of the Offer.

This Amendment is made to amend and supplement the Offer to Purchase, dated July 8, 2024 (the “Offer to Purchase”), filed as Exhibit (a)(1)(i) to the Schedule TO and responses to certain items of the Schedule TO.

Only those items that are amended are reported in this Amendment. Except as specifically set forth herein, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO and in the Offer to Purchase. You should read this Amendment together with the Schedule TO and its exhibits. All capitalized terms used herein have the same meanings as given in the Schedule TO and the Offer to Purchase.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Section II—Risks of Participating in the Offer

On page 7 of the Offer to Purchase, under Section II, the second sentence of the risk factor titled “The amount of the Total Payment to be paid for your Eligible RSUs in the Offer may be less than the net proceeds you would ultimately realize if you kept such Eligible RSUs and they vested in the future.” is amended and restated as follows:

“If you retain your Eligible RSUs and the vesting conditions applicable to the Eligible RSUs are achieved before the date such Eligible RSUs lapse, terminate or are forfeited, your Eligible RSUs would likely be worth substantially more than the Total Payment you could receive by participating in the Offer.”

Section III—The Offer

1. General; Eligibility; Offer Expiration Time

On page 8, the last sentence under the subsection titled “Eligible RSUs” is amended and restated as follows: “The Company’s determination of eligibility of restricted share units for repurchase pursuant to the Offer is final and binding on all parties, subject to a holder’s right to challenge our determination in a court of competent jurisdiction.”

On page 8, the last sentence under the subsection titled “Offer Expiration Time” is hereby amended and restated as follows: “See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer.”

3. Purpose

On page 9, the first sentence of the seventh paragraph under Section III.3 is hereby amended to delete the phrase: “and except as otherwise disclosed in this Offer or in our filings with the SEC that are incorporated by reference.”

4. Procedures for Tendering Eligible RSUs

On page 10, the second sentence under the subsection titled “Determination of Validity; Rejection of RSUs; Waiver of Defects; No Obligation to Give Notice of Defects” is hereby amended and restated as follows: “Our determination of these matters will be final and binding on all parties, subject to a holder’s right to challenge our determination in a court of competent jurisdiction.”

5. Withdrawal Rights

On page 11, the first two sentences of the third paragraph under the subsection titled “Other Considerations” are hereby deleted in their entirety.

On page 11, the second sentence of the fourth paragraph under the subsection titled “Other Considerations” is hereby amended and restated as follows: “Our determination of these matters will be final and binding on all parties, subject to a holder’s right to challenge our determination in a court of competent jurisdiction.”

7. Extension of Offer; Termination; Amendment

On page 12, the heading of Section III.7 is hereby amended and restated as follows: “Extension of Offer; Termination; Amendment,” and the corresponding change is hereby made to the table of contents.

On page 13, the seventh and eighth paragraphs under Section III.7 are hereby deleted in their entirety.

9. Conditions to Completion of the Offer

On page 13, the word “threatened” is hereby deleted in each instance from conditions (a) and (b).

On page 14, the third sentence of the last paragraph under Section III.9 is hereby amended and restated as follows:

“Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights; provided that if one or more events described above occurs before the Expiration Time, we will promptly notify you as to whether we have determined to assert the condition and terminate the Offer, or waive the condition and continue the Offer.”

11. Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs

On page 15, the third paragraph under Section III.11 is hereby amended and restated as follows:

“Other than outstanding equity awards granted to our directors, executive officers and other employees pursuant to our various incentive award plans, which are described in the section titled “Part I—Item 6—Directors, Senior Management and Employees—B. Compensation—Compensation Discussion and Analysis—Employee Benefit Plans” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, which is incorporated herein by reference, neither the Company nor, to our knowledge, any of our executive officers or directors, any person controlling the Company or any executive officer or director of such control person, is a party to any agreement, arrangement or understanding with respect to any of our securities, including any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.”

17. Corporate Plans, Proposals and Negotiations

On page 18, the first sentence of the fifth paragraph under Section III.3 is hereby amended to delete the phrase: “and except as otherwise disclosed in this Offer to Purchase or in our filings with the SEC.”

18. Additional Information

On page 18, the second paragraph preceding the bullets on pages 18 and 19 is hereby amended and restated as follows:

“In addition, you should review the materials listed below, which we have filed with the SEC and are incorporating by reference into this document, before making a decision on whether to participate in the Offer. The SEC’s rules allow us to incorporate by reference information into this Offer to Purchase. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this Offer to Purchase. We incorporate by reference the documents listed below:”

On page 19, the third bullet under the second paragraph under Section III.18 is hereby amended to add the Company’s Reports on Form 6-K filed with the SEC on June 21, 2024 and June 27, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024	WNS (HOLDINGS) LIMITED

	By:	/s/ Gopi Krishnan
Name: Gopi Krishnan
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)(A)*	Offer to Purchase Eligible Restricted Share Units, dated July 8, 2024

(a)(1)(B)*	Form of Terms of Election

(a)(1)(C)*	Form of Announcement Email

(a)(1)(D)*	Form of Reminder Email

(a)(1)(E)*	Form of Email Confirmation

(a)(1)(F)*	Screen Shots of Offer Website

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)*	Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (incorporated herein by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form 6-K (File No. 001-32945), as furnished to the SEC on July 16, 2021)

(d)(2)*	Form of Restricted Share Unit Award Agreement (Eligible RSUs), dated as of August 1, 2022

(d)(3)*	Form of Amendment No. 1 to Restricted Share Unit Award Agreement (Eligible RSUs), dated as of November 1, 2022

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed on July 8, 2024 as an exhibit to the Schedule TO